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SEC MAIL RECEIVED PROCESSING APR 05 2005 WASH. D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Golden Triangle Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3785 Via Nona Marie, Suite 104
(No. and Street)

Carmel	**CA**	**93923**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Holber **831-626-5570**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen Holber**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Golden Triangle Securities LLC**, as of **December 31, 2004**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title

Subscribed and sworn to before me
this 30th day of March 2005



Notary Public


KRISTY DAWN CONSOLI
COMM. #1495131
NOTARY PUBLIC - CALIFORNIA
MONTEREY COUNTY
My Comm. Expires June 17, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

To the Member
Golden Triangle Securities LLC

We have audited the accompanying statement of financial condition of Golden Triangle Securities LLC as of December 31, 2004, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Triangle Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
March 17, 2005

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Golden Triangle Securities LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 461,002
Investment advisory fees receivable	62,266
Securities owned, at fair value	2,443
Furniture, equipment and leasehold improvements, net	11,419
Deposits	3,250
	$ 540,380

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 10,044
Member's equity	530,336
	$ 540,380

See Accompanying Notes to Financial Statements

Golden Triangle Securities LLC
Statement of Operations
For the Year Ended December 31, 2004

Revenue:	
Commissions	$ 635,363
Investment advisory fees	247,826
Principal transactions	19,431
Other income	52,704
Total revenue	955,324
Expenses:	
Employee compensation and benefits	160,841
Office	117,883
Professional services	114,018
Rent	36,960
Insurance	33,556
Depreciation	6,399
Total expenses	469,657
Net income	$ 485,667

See Accompanying Notes to Financial Statements

Golden Triangle Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2004

Member's equity, beginning of year	$ 649,986
Distributions	(605,317)
Net income	485,667
Member's equity, end of year	$ 530,336

See Accompanying Notes to Financial Statements

Golden Triangle Securities LLC
Statement of Cash Flows
For The Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net income	$ 485,667
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,399
Decrease in receivables	5,766
Decrease in securities owned	55,084
Increase in accounts payable and accrued expenses	3,876
Net Cash Provided by Operating Activities	556,792
Cash Flows From Investing Activities:	
Purchases of equipment	(5,683)
Net Cash Used in Investing Activities	(5,683)
Cash Flows From Financing Activities:	
Distributions to member	(605,317)
Net Cash Used in Financing Activities	(605,317)
Net Decrease in Cash	(54,208)
Cash, beginning of year	515,210
Cash, end of year	$ 461,002

See Accompanying Notes to Financial Statements

Golden Triangle Securities LLC
Notes to Financial Statements
December 31, 2004

1. Business and Summary of Significant Accounting Policies

Business

Golden Triangle Securities LLC (the "Company") is a California limited liability company formed on June 12, 1998. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer and is a member of the National Association of Securities Dealers (NASD).

The term of the Company expires in December 2030, unless terminated earlier. The term may be extended by amendment of the Operating Agreement.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

Cash consists of cash on deposit with a clearing organization which is not federally insured. The Company has not experienced any losses thereon. The Company believes it is not exposed to any significant credit risk on cash balances.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at fair value, and securities not readily marketable are valued at estimated fair value as determined by the managing member.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

1. Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses on a settlement-date basis are not materially different from a trade-date basis. Principal security transactions are recorded on a trade-date basis. Investment advisory fees are recorded quarterly at the end of each quarter.

Income Taxes

No provision for federal or state income taxes has been made because the Company's income is allocated to the member for inclusion in his income tax returns.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements included the following:

Office furniture and equipment	$ 45,615
Leasehold improvements	6,694
Computer software	5,631
	57,940
Accumulated depreciation	(46,521)
	$ 11,419

3. Contingencies

The Company has been named as a defendant in a lawsuit arising from its ordinary business. Outside counsel has advised the Company that, at this stage of the proceedings, they can not offer an opinion as to the likely outcome. The Company will vigorously defend the lawsuit.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $456,651, which was $356,651 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.022 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Golden Triangle Securities LLC as of December 31, 2004

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 530,336	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			530,336	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			530,336	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	73,685	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(73,685)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			456,651	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 456,651	3750

OMIT PENNIES

Notes:

Non-allowable assets

Investment advisory fees receivable	$ 62,266
Furniture, equipment and leasehold improvements, net	11,419
	$ 73,685

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Golden Triangle Securities LLC as of December 31, 2004

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 670	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)	356,651	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	455,647	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 10,044	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 10,044	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			2.2%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Golden Triangle Securities LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2004

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Golden Triangle Securities LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2004

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Golden Triangle Securities LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2004

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 450,958	$ 10,044	2.22 %
Computation per Schedule I	456,651	10,044	2.19 %
Differences	$ 5,693	$ -	

Differences arose due to audit adjustments for the accrual of revenue, valuation of securities owned and accumulated depreciation.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

To the Member
Golden Triangle Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Golden Triangle Securities LLC for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

■

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and the use of the management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
March 17, 2005